UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REGEN BIOLOGICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75884M104

(CUSIP Number)

Ivy Healthcare Capital II, L.P.

One Paragon Drive

Suite 125

Montvale, New Jersey 07645

Copy to:

Roger Meltzer, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Russell F. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 550,000

	8.	Shared Voting Power 11,955,500(1)

	9.	Sole Dispositive Power 550,000

	10.	Shared Dispositive Power 11,955,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,505,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) IN

(1) 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis.

CUSIP No. 75884M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert W. Pangia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,955,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,955,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,955,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) IN

(1) 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis.

CUSIP No. 75884M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ivy Healthcare Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,955,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,955,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,955,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) PN

(1) 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by Ivy Healthcare Capital II, L.P., (“Ivy Healthcare”), and Russell Warren, Jr. (“Warren”)  on October 18, 2007 (the “Original Schedule 13D”) relating to its beneficial ownership of the common stock, par value $0.01 (the “Common Stock”) of ReGen Biologics, Inc., (the “Issuer”).  This Amendment No. 2 (i) amends Item 3 of the Original Schedule 13D as set forth below, and (ii) amends Item 5 of the Original Schedule 13D as set forth below.  Unless amended or supplemented by this Amendment No. 2, all information previously reported on the Original Schedule 13D remains in effect.

Item 1.	Security and Issuer
There is no change to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background
There is no change to Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On December 10, 2007, Ivy Healthcare purchased 1,000,000 shares of common stock at a purchase price of $0.046 per share.  Ivy Healthcare financed the purchase of the common stock through the use of working capital.

On December 11, 2007, Warren purchased 400,000 shares of common stock at a purchase price of $0.052 per share, and on December 12, 2007, Warren purchased an additional 150,000 shares of common stock at a purchase price of $0.067 per share.  Warren financed the purchase of the common stock through the use of personal funds.

Item 4.	Purpose of Transaction

There is no change to Item 4 of the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of December 10, 2007, Ivy Healthcare and Robert Pangia (“Pangia”) beneficially owned 47,619 shares of Series D Stock (4,761,900 shares of Common Stock on an as-converted basis), 5,765,000 shares of common stock, and Warrants which, if exercised, would entitle the Reporting Persons to purchase 14,286 shares of Series D Stock (1,428,600 shares of Common Stock on an as-converted basis).  In the aggregate, Ivy Healthcare and Pangia beneficially own 11,955,500 shares of common stock on an as converted basis, constituting approximately 10.8% of the outstanding shares of common stock (the percentage of shares owned being based upon 104,076,415 shares of Common Stock outstanding as of November 2, 2007, as set forth in ReGen’s Form 10-Q, dated November 7, 2007, filed with the Securities and Exchange Commission on November 7, 2007).  This does not include shares of common stock which may be purchased pursuant to the Option Agreement because such Options are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

As of December 12, 2007, Warren beneficially owned 47,619 shares of Series D Stock (4,761,900 shares of Common Stock on an as-converted basis), 6,315,000 shares of common stock, and Warrants which, if exercised, would entitle the Reporting Persons to purchase 14,286 shares of Series D Stock (1,428,600 shares of Common Stock on an as-converted basis).  In the aggregate, Warren beneficially owns 12,505,500 shares of common stock on an as converted basis, constituting approximately 11.3% of the outstanding shares of common stock (the percentage of shares owned being based upon 104,076,415 shares of Common Stock outstanding as of November 2, 2007, as set forth in ReGen’s Form 10-Q, dated November 7, 2007, filed with the Securities and Exchange Commission on November 7, 2007).  This does not include shares of common stock which may be purchased pursuant to the Option Agreement because such Options are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Number of Shares of Series D Stock on an “as converted” basis	Warrants, if exercised on an “as converted” basis	Percentage of Outstanding Common Stock

Ivy Healthcare	5,765,000	4,761,900	1,428,600	10.8%

Warren	550,000	—	—	0.5%

(c)  During the last 60 days, Ivy Healthcare acquired common shares on such dates, in such amounts, and at such per share prices as indicated in the table below.

Date	Shares	Average Price Per Share	Total Cost

November 21, 2007	750,000	$0.051	$38,250

November 21, 2007	750,000	$0.046	$34,500

December 10, 2007	1,000,000	$0.046	$45,997

During the last 60 days, Warren acquired common shares on such dates, in such amounts, and at such per share prices as indicated in the table below.

Date	Shares	Average Price Per Share	Total Cost

December 11, 2007	400,000	$0.052	$20,800

December 12, 2007	150,000	$0.067	$10,050

(d) and (e). Not Applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There is no change to Item 6 of the Original Schedule 13D.
Item 7.	Material to Be Filed as Exhibits
There is no change to Item 7 of the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 17, 2007

IVY HEALTHCARE CAPITAL II, L.P.

By:	/s/ Robert W. Pangia
Name: Robert W. Pangia
Title: Manager

/s/ Russell F. Warren, Jr.
Russell F. Warren, Jr., Individually

/s/ Robert W. Pangia
Robert W. Pangia, Individually